EXHIBIT 99.1

NXT and Alberta Green Ventures Focus on Contracts in the Middle East

CALGARY, Alberta, Sept. 06, 2019 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX:SFD; OTC QB:NSFDF) announces that NXT has expanded its focus in the Middle East and North Africa by advancing $250,000 to Alberta Green Ventures Limited Partnership (“AGV”) to pursue contracts in the Middle East.  In addition, NXT has granted AGV an extension of the August 31, 2019 requirement under the Co-operation Agreement to complete at least one of three SFD survey to December 31, 2019, subject to an additional non-refundable deposit of USD $50,000 by no later than October 31, 2019.  It was not possible for AGV to complete the first survey as the aircraft dedicated to SFD® surveys was fully utilized in the performance of the NXT contract in Nigeria, was offline for one month to equip it with the legislatively required transponder technology known as Automatic Dependent Surveillance - Broadcast (ADS-B), and required usage-mandated routine maintenance.

AGV and its affiliates are promoting the use of SFD® in upcoming bids on-shore and off-shore regions in the Middle-East for oil and gas reserves.  If successful, AGV will engage NXT to perform a SFD® survey for the project.  To assist with this effort NXT has advanced $250,000 USD (the “Loan”) to AGV on a secured basis.  The interest rate on the Loan is the greater of 2% and the rate prescribed under the Income Tax Act (Canada) from time to time, payable monthly in arrears.  The Loan is to be repaid by December 15, 2019.  The current arrangements with AGV effectively balance the interests of NXT and AGV and build upon the announced recent success of NXT in Nigeria.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, but are not limited to, the ability to successfully negotiate a SFD® survey with AGV and AGV's ability to repay the Loan by the due date.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Risk factors facing the Company are described in its most recent MD&A for the three and six month periods ended June 30, 2019, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance and CFO	President & CEO
+1 403 206 0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com